CANADIAN NATURAL RESOURCES LIMITED ANNOUNCES
2026 SECOND QUARTER RESULTS
CALGARY, ALBERTA – AUGUST 6, 2026 – FOR IMMEDIATE RELEASE
Canadian Natural's President, Scott Stauth, commented on the Company's second quarter results, "We had a very strong 2026 second quarter, reflecting our continued focus on operational excellence, capital efficiency and continuous improvement, which drove eight new operational and financial records in the quarter. An example of this performance was achieved in our world class Oil Sands Mining and Upgrading operations, where we experienced challenging weather elements, like other oil sands operations; however, our team successfully managed these challenges allowing the Company to exceed our budgeted production levels in the quarter, resulting in the highest quarterly oil sands mining production in its history, averaging approximately 625,000 bbl/d in Q2/26, with high upgrader utilization of 106%. These world class assets provide high-value Synthetic Crude Oil ("SCO"), which captured robust pricing in Q2/26, with the SCO premium to WTI averaging US$8.37/bbl in the quarter, and when combined with industry leading low operating costs of $22.19/bbl (US$16.03/bbl), resulted in the highest Oil Sands Mining and Upgrading per barrel netback ever achieved by the Company, during a quarter, at approximately $78.00/bbl.
On a total corporate basis, we achieved record quarterly production of approximately 1,677,000 BOE/d in Q2/26, resulting in year-over-year growth of approximately 256,000 BOE/d or 18% from Q2/25 levels. Total quarterly liquids production was also a record at approximately 1,249,000 bbl/d, of which 67% was high-value SCO, light crude oil and NGLs. We also achieved record quarterly liquids production of approximately 338,000 bbl/d in our North American Conventional E&P assets, representing an increase of 67,000 bbl/d or 25% from Q2/25 levels.
Following the completion of a strategic acquisition in Q2/26 and strong conventional drilling results year to date, we are increasing our 2026 annual production guidance range for the second time this year to 1,637 MBOE/d and 1,682 MBOE/d, a 20 MBOE/d increase at mid-point from the previous guidance range of 1,615 MBOE/d and 1,665 MBOE/d. We remain focused on executing our prudent and efficient 2026 capital program as our operating capital remains unchanged at approximately $6.0 billion, before net acquisition costs. Our ability to effectively allocate capital across our large and diverse asset base provides us with a unique competitive advantage and, when combined with accretive acquisitions, continues to create significant long-term value for our shareholders.
The recent trilateral Memorandum of Understanding ("MOU") between the Oil Sands Alliance, the Government of Alberta and the Federal government establishes a positive first step for future economic production growth in Canada, when associated with additional egress opportunities and a clear pathway to reduce Greenhouse Gas ("GHG") emissions. We look forward to working with both levels of government on the definitive agreements targeted for completion this fall, which will provide clarity on assessing our potential medium and long-term growth projects."
Canadian Natural's Chief Financial Officer, Victor Darel, added "Along with strong operational performance, we delivered impressive financial performance in Q2/26, generating quarterly results that were the highest in the Company's history for both adjusted net earnings of $4.6 billion, or $2.20 per share, and adjusted funds flow of $6.9 billion, or $3.30 per share. This robust cash flow generation provided significant returns to shareholders, totaling approximately $4.0 billion in Q2/26, including direct returns of $2.4 billion, comprised of $1.3 billion in dividends and $1.1 billion in share repurchases, and indirect returns of $1.6 billion through net debt reduction, enhancing long-term shareholder value.
Our leading dividend continues as the Board of Directors has declared a quarterly dividend on our common shares of $0.625 or $2.50 when annualized. The year 2026 is our 26th consecutive year of dividend increases, following the increase announced earlier this year, and demonstrates the strength and resilience of our business model, the quality and longevity of our asset base, and our robust balance sheet.
Supported by the current commodity price environment and the continued excellence of our safe, effective and efficient operations, we are generating significant free cash flow while advancing our strategic priorities. Our financial strength allows us to deliver substantial returns to shareholders, accelerate net debt reduction, and move more quickly toward our next targeted net debt level of $13 billion. Achieving this milestone will position us to increase shareholder returns to 100% of free cash flow, further enhancing value for our shareholders."

SECOND QUARTER HIGHLIGHTS
▪Generated quarterly net earnings of approximately $4.5 billion and record quarterly adjusted net earnings from operations of $4.6 billion.
▪Generated record quarterly adjusted funds flow of approximately $6.9 billion.
•Captured strong SCO pricing that averaged a US$8.37/bbl premium to WTI.
•Canadian Natural produces a significant amount of sulphur, representing approximately 30% of Canada's sulphur supply and 2% of the world's sulphur supply. With strong sulphur pricing in 2026, the Company generated in Q2/26 net revenue from sulphur sales(1) of approximately $270 million, and a combined $450 million in the first two quarters of 2026.
▪Returns to shareholders totaled approximately $4.0 billion in the quarter.
•Direct returns to shareholders totaled approximately $2.4 billion, comprised of $1.3 billion in dividends and $1.1 billion in share repurchases.
◦Year to date, up to and including August 5, 2026, the Company has returned a total of approximately $5.7 billion directly to shareholders through $3.8 billion in dividends and $1.9 billion in share repurchases.
◦Subsequent to quarter end, the Company declared a quarterly cash dividend on its common shares of $0.625 per common share.
•Indirect returns to shareholders, through net debt reductions, totaled approximately $1.6 billion as the Company reduced its net debt to $14.5 billion at June 30, 2026.
▪Record total quarterly production of approximately 1,677,000 BOE/d, an increase of 256,000 BOE/d or 18% from Q2/25 levels.
•Record quarterly liquids production of approximately 1,249,000 bbl/d, an increase of 230,000 bbl/d or 23% from Q2/25 levels.
◦Record quarterly Jackfish thermal in situ production of approximately 136,000 bbl/d, exceeding facility nameplate capacity of 120,000 bbl/d.
–The two new Steam Assisted Gravity Drainage ("SAGD") pads at Pike 1 continue to exceed expectations, with current combined production of approximately 46,000 bbl/d and a Steam to Oil Ratio ("SOR") of 1.8x.
◦Record quarterly Oil Sands Mining and Upgrading SCO production of approximately 625,000 bbl/d with strong upgrader utilization of 106%.
–Industry leading operating costs of $22.19/bbl (US$16.03/bbl), driving our highest Oil Sands Mining and Upgrading per barrel netback ever achieved by the Company, during a quarter, at approximately $78.00/bbl.
◦Record North American Conventional E&P liquids production of approximately 338,000 bbl/d, an increase of 67,000 bbl/d or 25% from Q2/25 levels.
(1)Item is a component of 'Other income and revenue' in Note 17 Segmented Information in the Company's consolidated financial statements.

Canadian Natural Resources Limited	2	Three and six months ended June 30, 2026

UPDATED 2026 GUIDANCE
▪In Q2/26, Canadian Natural acquired additional assets in the Peace River area of Alberta, which are adjacent to existing operations, for approximately $761 million, net of closing adjustments.
▪2026 total forecasted operating capital expenditures remain unchanged, with forecasted total annual capital expenditures now reflecting the recent acquisition.

2026 Capital Expenditures(1) ($ millions)	March Forecast	Updated August Forecast	Change
Conventional E&P	$3,160	$3,160	$—
Thermal and Oil Sands Mining & Upgrading	$2,830	$2,830	$—
Total Operating Capital Expenditures	$5,990	$5,990	$—
Carbon Capture	$125	$125	$—
Net acquisitions	$765	$1,526	$761
Total Capital Expenditures	$6,880	$7,641	$761
(1)Forward-looking Non-GAAP Financial Measure. Refer to the 'Non-GAAP and Other Financial Measures' section of the Company's MD&A.
Note: 2026 capital expenditures excludes approximately $993 million of abandonment expenditures, before recoveries, related to the execution of the Company's abandonment and reclamation programs in North America and the North Sea.

▪As a result of the acquisition and strong conventional drilling results, the 2026 annual production guidance range is being increased for the second time this year to 1,637 MBOE/d and 1,682 MBOE/d, with the mid-point being 20 MBOE/d higher than the previous guidance.

2026 Production Guidance(1) (before royalties)	March Forecast	Updated August Forecast
Natural Gas (MMcf/d)	2,560 - 2,615	2,595 - 2,635
Conventional E&P Crude Oil & NGLs (Mbbl/d)	336 - 346	352 - 360
Thermal and Oil Sands Mining & Upgrading (Mbbl/d)	852 - 883	852 - 883
Total Liquids (Mbbl/d)	1,188 - 1,229	1,204 - 1,243
Total MBOE/d	1,615 - 1,665	1,637 - 1,682
(1)Reflects planned downtime for turnaround activities in all areas and is rounded to the nearest 1,000 bbl/d.
TRILATERAL MOU UPDATE & GROWTH POTENTIAL
▪The recent trilateral MOU between the Oil Sands Alliance, the Government of Alberta and the Federal government establishes a positive first step for future economic production growth in Canada, when associated with additional egress opportunities and a clear pathway to reduce GHG emissions. The trilateral MOU outlines a potential regulatory and fiscal framework intended to support the competitiveness of Canada's energy industry. Until definitive agreements are finalized, targeted in November 2026, development of Canadian Natural's medium and long-term growth projects remain on hold. The projects which remain on hold are:
•The Company's medium-term growth opportunities consisting of the 30,000 bbl/d Jackfish project and the 70,000 bbl/d Pike 2 project.
•The Company's long-term growth opportunities which are focused in its Oil Sands Mining and Upgrading assets, include adding 150,000 bbl/d at a new Jackpine Mine at Albian and a new 90,000 bbl/d In-Pit Extraction Plant and Paraffinic Froth Treatment at Horizon.

Canadian Natural Resources Limited	3	Three and six months ended June 30, 2026

HIGHLIGHTS		Three Months Ended			Six Months Ended
($ millions, except per common share amounts)		Jun 30 2026	Mar 31 2026	Jun 30 2025	Jun 30 2026	Jun 30 2025
Net earnings		$4,503	$1,348	$2,459	$5,851	$4,917
Per common share	– basic	$2.17	$0.65	$1.17	$2.81	$2.34
	– diluted	$2.15	$0.64	$1.17	$2.80	$2.34
Adjusted net earnings from operations (1)		$4,568	$2,446	$1,496	$7,014	$3,932
Per common share	– basic (2)	$2.20	$1.17	$0.71	$3.37	$1.88
	– diluted (2)	$2.19	$1.17	$0.71	$3.35	$1.87
Cash flows from operating activities		$6,823	$3,282	$3,114	$10,105	$7,398
Adjusted funds flow (1)		$6,866	$4,374	$3,262	$11,240	$7,792
Per common share	– basic (2)	$3.30	$2.10	$1.56	$5.40	$3.72
	– diluted (2)	$3.28	$2.09	$1.55	$5.37	$3.70
Cash flows used in investing activities		$2,468	$1,949	$1,941	$4,417	$3,253
Net capital expenditures (1)		$2,405	$2,028	$1,915	$4,433	$3,218
Net capital expenditures (1), excluding net acquisitions		$1,643	$1,255	$1,691	$2,898	$2,994
Abandonment expenditures		$182	$247	$193	$429	$381
Daily production, before royalties
Natural gas (MMcf/d)		2,567	2,670	2,407	2,619	2,429
Crude oil and NGLs (bbl/d)		1,248,889	1,198,079	1,019,149	1,223,625	1,096,049
Equivalent production (BOE/d) (3)		1,676,754	1,643,160	1,420,358	1,660,050	1,500,905
(1)Non-GAAP Financial Measure. Refer to the 'Non-GAAP and Other Financial Measures' section of the Company's MD&A.
(2)Non-GAAP Ratio. Refer to the 'Non-GAAP and Other Financial Measures' section of the Company's MD&A.
(3)A barrel of oil equivalent ("BOE") is derived by converting six thousand cubic feet ("Mcf") of natural gas to one barrel ("bbl") of crude oil (6 Mcf:1 bbl). This conversion may be misleading, particularly if used in isolation, or to compare the value ratio using current crude oil and natural gas prices since the 6 Mcf:1 bbl ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.
SHAREHOLDER RETURNS
▪Year to date, up to and including August 5, 2026, the Company has returned a total of approximately $5.7 billion directly to shareholders through $3.8 billion in dividends and $1.9 billion through the repurchase and cancellation of approximately 30.7 million common shares at a weighted average price of $61.49 per share.
▪On August 5, 2026, the Board of Directors approved a quarterly cash dividend of $0.625 per common share, payable on October 2, 2026 to shareholders of record at the close of business on September 11, 2026.
•This dividend represents an annualized dividend of $2.50 per common share which has grown for 26 consecutive years, demonstrating the confidence that the Board has in the sustainability of our business model, our strong balance sheet and the strength of our diverse, long life low decline reserves and asset base.
CORPORATE UPDATE
Canadian Natural is pleased to welcome Dr. G.E. Isaac to the Board of Directors of the Company, following his election at the May 7, 2026 Annual General Meeting. Dr. Isaac is currently the President and Chief Operating Officer of Cameco Corporation. Prior to his appointment as President and COO of Cameco in 2025, he held various executive roles with Cameco, including Executive Vice President and CFO as well as Senior Vice-President, Corporate Services. He has also served on various boards including the University of Saskatchewan Board of Governors and as Chair of the Board of Directors of the Canadian Nuclear Association. Dr. Isaac received a Bachelor of Arts (Economics) and a Master of Arts (Economics) from the University of Saskatchewan and a Ph.D. from the London School of Economics.

Canadian Natural Resources Limited	4	Three and six months ended June 30, 2026

OPERATIONS REVIEW
North America Oil Sands Mining and Upgrading

	Three Months Ended			Six Months Ended
	Jun 30 2026	Mar 31 2026	Jun 30 2025	Jun 30 2026	Jun 30 2025
Synthetic crude oil production (bbl/d) (1)(2)	624,754	587,946	463,808	606,452	529,099
(1)SCO production before royalties and excludes production volumes consumed internally as diesel.
(2)Consists of heavy and light synthetic crude oil products.
▪Record quarterly Oil Sands Mining and Upgrading production was achieved in Q2/26, averaging 624,754 bbl/d of SCO with a high upgrader utilization of 106% as a result of effective and efficient operations. Production in Q2/26 represents an increase of approximately 161,000 bbl/d or 35% compared to Q2/25 levels, reflecting strong operations, the additional working interest in the AOSP mines acquired in Q4/25 and the turnaround at AOSP completed in Q2/25.
•Oil Sands Mining and Upgrading operating costs are industry leading, averaging $22.19/bbl (US$16.03/bbl) of SCO in Q2/26, representing a decrease of 16% from Q2/25, primarily due to higher production.
▪At Horizon, a planned 35 day turnaround is scheduled to begin on September 8, 2026, and is targeted to impact annual average production by approximately 29,000 bbl/d, which is included in the Company's annual production guidance.
▪The Company's Naphtha Recovery Unit Tailings Treatment ("NRUTT") project at Horizon remains on track with capital on budget and targeted incremental production of approximately 6,300 bbl/d of SCO, following mechanical completion in Q3/27.
North America Exploration and Production

Thermal In Situ Oil Sands
	Three Months Ended			Six Months Ended
	Jun 30 2026	Mar 31 2026	Jun 30 2025	Jun 30 2026	Jun 30 2025
Bitumen production (bbl/d)	275,607	274,674	274,789	275,143	279,721
Net bitumen wells drilled	38	31	24	69	42
Net successful bitumen wells drilled	38	30	24	68	42
Success rate	100%	97%	100%	99%	100%
▪Thermal in situ production averaged 275,607 bbl/d in Q2/26, comparable to Q2/25 levels, reflecting recent SAGD pad additions, offset by timing of steam cycles at Primrose and natural field declines.
•Jackfish achieved record quarterly production of 136,381 bbl/d in Q2/26, inclusive of completing a planned turnaround at one of its central processing facilities in the quarter.
◦Jackfish production exceeded its facility nameplate capacity of 120,000 bbl/d by approximately 16,400 bbl/d on average in Q2/26 as a result of strong performance from the Pike 1 pads combined with facility optimization including interconnectivity and debottlenecking.
◦The two new SAGD pads at Pike 1 continue to exceed expectations, with current combined production of approximately 46,000 bbl/d and a Steam to Oil Ratio ("SOR") of 1.8x. The Pike 1 SAGD pads are top tier in industry, driven by high quality resource, and continuous improvement in technology and execution.
•Thermal in situ operating costs averaged $11.89/bbl (US$8.59/bbl) in Q2/26, an increase of approximately 8% compared to $11.05/bbl in Q2/25, reflecting the cyclic nature of steam cycles at Primrose, partially offset by strong Pike 1 performance.
▪As part of the Company's defined short-term growth strategy, Canadian Natural has decades of robust capital efficient drill to fill growth opportunities on its long life low decline thermal in situ assets, which we continue to develop in a disciplined manner to deliver safe and reliable thermal in situ production.
•At Primrose, the Company brought a recently drilled Cyclic Steam Stimulation ("CSS") pad on production subsequent to quarter end, in July 2026. In the second half of 2026, the Company is drilling and completing two additional CSS pads which are targeted to come on production in 2027.
•At Kirby, the Company is currently drilling a SAGD pad, which is targeted to come on production in 2027.

Canadian Natural Resources Limited	5	Three and six months ended June 30, 2026

▪Canadian Natural has been piloting solvent enhanced oil recovery technology on certain thermal in situ assets with an objective to increase bitumen production while reducing the SOR and GHG emissions, at the same time optimizing solvent recovery. This technology has the potential for application throughout the Company's extensive thermal in situ asset base.
•As a result of strong production performance from new wells at the Kirby South pilot, the Company is targeting to begin solvent injection using diluent in Q1/27.

Crude oil and NGLs – excluding Thermal In Situ Oil Sands
	Three Months Ended			Six Months Ended
	Jun 30 2026	Mar 31 2026	Jun 30 2025	Jun 30 2026	Jun 30 2025
Crude oil and NGLs production (bbl/d)	338,138	328,591	271,022	333,391	273,761
Net crude oil wells drilled	80	83	57	163	114
Net successful crude oil wells drilled	80	83	57	163	113
Success rate	100%	100%	100%	100%	99%
▪Record quarterly North America E&P liquids production, excluding thermal in situ operations, of 338,138 bbl/d was achieved in Q2/26, an increase of approximately 67,000 bbl/d or 25% from Q2/25 levels. This record reflects opportunistic acquisitions and strong organic growth from heavy crude oil multilaterals, light crude oil and NGLs.
•Strong primary heavy crude oil production averaged 89,444 bbl/d in Q2/26, an increase of 2% from Q2/25 levels, reflecting quick payout, high return multilateral wells.
◦Canadian Natural's highly successful multilateral drilling program continues to unlock opportunities on our 3 million net acres of high quality, multizone land throughout our primary heavy crude oil assets.
–The Company's continuous improvement in multilateral execution resulted in 12% faster drilling times year to date in 2026 compared to the 2025 average, achieving an average drill length of 12,900 meters per well for approximately the same cost as our 2025 program at 11,500 meters per well.
◦Operating costs in the Company's primary heavy crude oil operations averaged $17.73/bbl (US$12.81/bbl) in Q2/26, comparable to $17.44/bbl in Q2/25.
•In the Company's Pelican Lake polymer flood area, production averaged 44,053 bbl/d in Q2/26, an increase of 2% from Q2/25 levels, reflecting strong results from Driftwood and the long life low decline nature of these assets.
◦Our low operating costs at Pelican Lake averaged $9.70/bbl (US$7.01/bbl) in Q2/26, an increase from $9.01/bbl in Q2/25, reflecting increased trucked production from Driftwood.
•Record quarterly production of 204,641 bbl/d was achieved in North America light crude oil and NGLs in Q2/26, an increase of approximately 64,000 bbl/d or 45% from Q2/25 levels, primarily reflecting accretive acquisitions and strong drilling results.
◦Operating costs in the Company's North America light crude oil and NGLs operations averaged $13.29/bbl (US$9.60/bbl) in Q2/26, an increase of $2.35/bbl from Q2/25 levels, primarily reflecting higher NGL processing costs.

North America Natural Gas
	Three Months Ended			Six Months Ended
	Jun 30 2026	Mar 31 2026	Jun 30 2025	Jun 30 2026	Jun 30 2025
Natural gas production (MMcf/d)	2,563	2,668	2,398	2,616	2,417
Net natural gas wells drilled	23	24	22	47	41
Net successful natural gas wells drilled	23	24	22	47	41
Success rate	100%	100%	100%	100%	100%
▪North America natural gas production averaged 2,563 MMcf/d in Q2/26, an increase of 7% from Q2/25 levels, reflecting liquids-rich natural gas acquisitions completed in 2025 and 2026 and strong liquids-rich natural gas drilling results, partially offset by natural field declines. North America natural gas operating costs averaged $1.25/Mcf in Q2/26.

Canadian Natural Resources Limited	6	Three and six months ended June 30, 2026

International Exploration and Production

	Three Months Ended			Six Months Ended
	Jun 30 2026	Mar 31 2026	Jun 30 2025	Jun 30 2026	Jun 30 2025
Crude oil production (bbl/d)	10,390	6,868	9,530	8,639	13,468
Natural gas production (MMcf/d)	4	2	9	3	12
▪International E&P crude oil production volumes averaged 10,390 bbl/d in Q2/26, an increase of 9% compared to Q2/25 levels. The increase reflects the return of production at Baobab in Offshore Africa in June 2026 following the completion of the refurbishment of the floating production storage and offloading ("FPSO") vessel, partially offset by the planned North Sea abandonments conducted as part of the previously announced decommissioning activities.
•At Baobab, since resuming steady production, net volumes have averaged approximately 10,000 BOE/d, approximately 2,000 BOE/d higher than budget due to higher than expected reservoir pressure.

Drilling Activity	Three Months Ended				Six Months Ended
	June 30, 2026		June 30, 2025		June 30, 2026		June 30, 2025
(number of wells)	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Crude oil (1)	120	118	85	81	238	231	160	155
Natural gas	29	23	27	22	59	47	50	41
Dry	—	—	—	—	1	1	1	1
Subtotal	149	141	112	103	298	279	211	197
Stratigraphic test / service wells	21	21	29	28	561	561	513	490
Total	170	162	141	131	859	840	724	687
Success rate (excluding stratigraphic test / service wells)		100%		100%		99%		99%
(1)Includes bitumen wells.
▪Canadian Natural drilled a total of 279 net crude oil and natural gas wells in the first half of 2026, 82 more than in the first half of 2025.

Canadian Natural Resources Limited	7	Three and six months ended June 30, 2026

MARKETING

	Three Months Ended			Six Months Ended
	Jun 30 2026	Mar 31 2026	Jun 30 2025	Jun 30 2026	Jun 30 2025
Benchmark Commodity Prices
WTI benchmark price (US$/bbl) (1)	$92.85	$72.17	$63.71	$82.57	$67.55
WCS heavy differential (discount) to WTI (US$/bbl) (1)	$(14.62)	$(14.12)	$(10.19)	$(14.37)	$(11.42)
WCS heavy differential as a percentage of WTI (%) (1)	16%	20%	16%	17%	17%
Condensate benchmark price (US$/bbl)	$95.59	$71.65	$63.42	$83.69	$66.64
SCO price (US$/bbl) (1)	$101.22	$71.75	$64.69	$86.57	$66.87
SCO premium (discount) to WTI (US$/bbl) (1)	$8.37	$(0.42)	$0.98	$4.00	$(0.68)
AECO benchmark price (C$/GJ)	$1.43	$2.36	$1.97	$1.89	$1.94
Realized Prices
Exploration & Production liquids realized price (C$/bbl) (2)(3)(4)(5)	$105.11	$76.02	$69.58	$90.77	$74.82
SCO realized price (C$/bbl) (1)(3)(4)(5)	$125.78	$89.68	$87.22	$108.26	$91.88
Natural gas realized price (C$/Mcf) (4)	$2.05	$3.32	$2.58	$2.69	$2.86
(1)West Texas Intermediate ("WTI"); Western Canadian Select ("WCS"); Synthetic Crude Oil ("SCO").
(2)Exploration & Production crude oil and NGLs average realized price excludes SCO.
(3)Pricing is net of blending and feedstock costs.
(4)Excludes risk management activities.
(5)Non-GAAP ratio. Refer to the 'Non-GAAP and Other Financial Measures' section of the Company's MD&A.
▪Canadian Natural has a balanced and diverse product mix of SCO, light crude oil, NGLs, heavy crude oil, bitumen and natural gas, complemented with a balanced and diverse marketing strategy.
•Approximately 840,000 bbl/d or 67% of total liquids production in Q2/26 consisted of SCO, light crude oil and NGLs.
•The SCO price premium to WTI was strong in Q2/26, averaging US$8.37/bbl, primarily driven by stronger refinery demand amid tighter crude and refined product markets due to Middle East supply disruptions and reduced WCSB supply due to weather-related impacts and seasonal maintenance in Q2/26.
◦Current SCO annual average strip pricing in 2026 represents a premium to WTI of approximately US$3.80/bbl.
▪Canadian Natural has total contracted crude oil export transportation capacity of 256,500 bbl/d, consisting of committed volumes to Canada's west coast and to the United States Gulf Coast, being approximately 21% of 2026 forecasted liquids production. The egress supports Canadian Natural's long-term sales strategy by targeting diverse refining markets which drive stronger netbacks while also reducing exposure to egress constraints.
▪The North West Redwater refinery, 50% owned by the Company, primarily utilizes bitumen as feedstock, with production of ultra-low sulphur diesel and other refined products averaging 92,748 bbl/d in Q2/26.
▪Canadian Natural has a diversified natural gas marketing strategy with the Company in 2026 to consume the equivalent of approximately 31% of forecasted natural gas production in its Oil Sands Mining and Upgrading and thermal operations, with approximately 38% targeted to be sold at AECO/Station 2 pricing, and approximately 31% targeted to be exported to other North American and international markets capturing higher natural gas prices, maximizing value.
▪Canadian Natural has a long-term natural gas supply agreement with Cheniere Marketing, LLC. ("Cheniere") as part of the Sabine Pass Liquefaction Expansion Project where the Company has agreed to sell 140,000 MMBtu/d of natural gas to Cheniere for a term of 15 years, with delivery anticipated to begin in 2030.
•Under the terms of the agreement, Canadian Natural will deliver natural gas to Cheniere in Chicago and receive a Japan Korea Marker ("JKM") index price less deductions for transportation and liquefaction.

Canadian Natural Resources Limited	8	Three and six months ended June 30, 2026

ADVISORY
Special Note Regarding Forward-Looking Statements
Certain statements relating to Canadian Natural Resources Limited (the "Company") in this document or documents incorporated herein by reference constitute forward-looking statements or information (collectively referred to herein as "forward-looking statements") within the meaning of applicable securities legislation. Forward-looking statements can be identified by the words "believe", "anticipate", "expect", "plan", "estimate", "target", "focus", "continue", "could", "intend", "may", "potential", "predict", "should", "will", "objective", "project", "forecast", "goal", "guidance", "outlook", "effort", "seeks", "schedule", "proposed", "aspiration", or expressions of a similar nature suggesting future outcome or statements regarding an outlook. Disclosure related to the Company's strategy or strategic focus, capital budget, expected future commodity pricing, forecasted or anticipated production volumes, royalties, production expenses, capital expenditures, forecasted and anticipated abandonment expenditures, income tax expenses, and other targets provided throughout this document and Management's Discussion and Analysis ("MD&A") of the financial condition and results of operations of the Company, including the strength of the Company's balance sheet, the sources and adequacy of the Company's liquidity, and the flexibility of the Company's capital structure, constitute forward-looking statements. Disclosure of plans relating to, and expected results of existing and future developments, including, without limitation, those in relation to: the Company's assets at Horizon Oil Sands ("Horizon"), the Athabasca Oil Sands Project ("AOSP"), the Primrose thermal oil projects ("Primrose"), the Pelican Lake water and polymer flood projects ("Pelican Lake"), the Kirby thermal oil sands project ("Kirby"), the Jackfish thermal oil sands project ("Jackfish"), and the North West Redwater bitumen upgrader and refinery; construction by third parties of new, or expansion of existing, pipeline capacity or other means of transportation of crude oil, bitumen, natural gas, natural gas liquids ("NGLs"), or synthetic crude oil ("SCO") that the Company may be reliant upon to transport its products to market; the maintenance of the Company's facilities and any expected return to service dates; the construction, expansion, or maintenance of third-party facilities that process the Company's products; the abandonment and decommissioning of certain assets and the timing thereof; the development and deployment of technology and technological innovations; the financial capacity of the Company to complete its growth projects and responsibly and sustainably grow in the long-term; and the materiality of the impact of tax interpretations and litigation on the Company's results, also constitute forward-looking statements. These forward-looking statements are based on annual budgets and multi-year forecasts and are reviewed and revised throughout the year as necessary in the context of targeted financial ratios, project returns, product pricing expectations, and balance in project risk and time horizons. These statements are not guarantees of future performance and are subject to certain risks. The reader should not place undue reliance on these forward-looking statements as there can be no assurances that the plans, initiatives, or expectations upon which they are based will occur. In addition, statements relating to "reserves" are deemed to be forward-looking statements as they involve the implied assessment based on certain estimates and assumptions that the reserves described can be profitably produced in the future. There are numerous uncertainties inherent in estimating quantities of proved and proved plus probable crude oil, bitumen, natural gas, and NGLs reserves and in projecting future rates of production and the timing of development expenditures. The total amount or timing of actual future production may vary significantly from reserves and production estimates.
The forward-looking statements are based on current expectations, estimates, and projections about the Company and the industry in which the Company operates, which speak only as of the earlier of the date such statements were made or as of the date of the report or document in which they are contained, and are subject to known and unknown risks and uncertainties that could cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others: general economic and business conditions (including as a result of the actions of the Organization of the Petroleum Exporting Countries Plus ("OPEC+"), the impact of conflicts in the Middle East and in Ukraine, the restriction or disruption of global trade routes, the impact of changes to US economic policy, increased inflation, and the risk of decreased economic activity resulting from a global recession) which may impact, among other things, demand and supply for and market prices of the Company's products, and the availability and cost of resources required by the Company's operations; volatility of and assumptions regarding crude oil, bitumen, natural gas, and NGLs prices; the impact of the ramp-up of LNG Canada on commodity prices; fluctuations in currency and interest rates; assumptions on which the Company's current targets are based; economic conditions in the countries and regions in which the Company conducts business; changes and uncertainties in the international trade environment, including with respect to tariffs, export restrictions, embargoes, and key trade agreements (including uncertainties around US imposed tariffs, and actual or potential Canadian countermeasures, both of which continue to evolve and may be continued, suspended, increased, decreased, or expanded); uncertainty in the regulatory framework governing greenhouse gas emissions including, among other things, financial and other support from various levels of government for climate related initiatives and potential emissions or production caps, and the timing, impact, and success of the implementation of the Memorandum of Understanding ("MOU") entered into between the Government of Canada and the Government of Alberta in November 2025 and the trilateral Memorandum of Understanding ("trilateral MOU") entered into between the Oil Sands Alliance, the Government of Alberta, and the Government of Canada in July 2026, including the execution of definitive agreements and satisfaction of other regulatory, financial and other conditions contemplated thereunder; civil unrest and political uncertainty, including changes in government, actions of or against terrorists, insurgent groups, or other conflict including conflict between states; the ability of the Company to prevent and recover from a cyberattack, other cyber-related crime, and other cyber-related incidents; industry capacity; ability of the Company to implement its business strategy, including exploration and development activities; the impact of competition; the Company's defense of lawsuits; availability and cost of seismic, drilling, and other equipment; ability of the Company to complete capital programs; the Company's ability to secure adequate transportation for its products; unexpected disruptions or delays in the mining, extracting, or upgrading of the Company's bitumen products; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; ability of the Company to attract the necessary labour required to build, maintain, and operate its thermal and oil sands mining projects; operating hazards and other difficulties inherent in the exploration for and production and sale of crude oil and natural gas and in the mining, extracting, or upgrading of the Company's bitumen products; availability and cost of financing; the Company's success of exploration and development activities and its ability to replace and expand crude oil and natural gas reserves; the Company's ability to meet its targeted production levels; timing and success of integrating the business and operations of acquired companies and assets; production levels; imprecision of reserves estimates and estimates of recoverable quantities of crude oil, bitumen, natural gas and NGLs not currently classified as proved; changes to future abandonment and decommissioning costs;

Canadian Natural Resources Limited	9	Three and six months ended June 30, 2026

actions by governmental authorities; government regulations and the expenditures required to comply with them (especially safety, competition, environmental laws and regulations, and the impact of climate change initiatives on capital expenditures and production expenses); interpretations of applicable tax and competition laws and regulations; asset retirement obligations; the sufficiency of the Company's liquidity to support its growth strategy and to sustain its operations in the short-, medium-, and long-term; the strength of the Company's balance sheet; the flexibility of the Company's capital structure; the adequacy of the Company's provision for taxes; the impact of legal proceedings to which the Company is party; and other circumstances affecting revenues and expenses.
The Company's operations have been, and in the future may be, affected by political developments and by national, federal, provincial, state, and local laws and regulations such as restrictions on production or emissions, the imposition of tariffs, embargoes, or export restrictions on the Company's products (including uncertainties around US imposed tariffs, and actual or potential Canadian countermeasures, both of which continue to evolve and may be continued, suspended, increased, decreased, or expanded), changes in taxes, royalties and other amounts payable to governments or governmental agencies, price or gathering rate controls and environmental protection regulations (including the implementation of the MOU and the trilateral MOU). Should one or more of these risks or uncertainties materialize, or should any of the Company's assumptions prove incorrect, actual results may vary in material respects from those projected in the forward-looking statements. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company's course of action would depend upon its assessment of the future considering all information then available.
Readers are cautioned that the foregoing list of factors is not exhaustive. Unpredictable or unknown factors not discussed in this document and the Company's MD&A could also have adverse effects on forward-looking statements. Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on information available to it on the date such forward-looking statements are made, no assurances can be given as to future results, levels of activity, and achievements. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Except as required by applicable law, the Company assumes no obligation to update forward-looking statements in this document or the Company's MD&A, whether as a result of new information, future events or other factors, or the foregoing factors affecting this information, should circumstances or the Company's estimates or opinions change.
Special Note Regarding Amendments to the Competition Act (Canada)
On June 20, 2024, amendments to the Competition Act (Canada) came into force with the adoption of Bill C-59, An Act to Implement Certain Provisions of the Fall Economic Statement, which impact environmental and climate disclosures by businesses. As a result of these amendments, certain public representations by a business regarding the benefits of the work it is doing to protect or restore the environment or mitigate the environmental and ecological causes or effects of climate change may violate the Competition Act's deceptive marketing practices provisions. Subsequently, on March 26, 2026, the Competition Act was further amended to remove the requirement that businesses substantiate their environmental representations about a business or business activity based on an internationally recognized methodology, and eliminate private rights of action under the revised business-activity greenwashing provision. Notwithstanding these amendments, uncertainty surrounding the interpretation and enforcement of this legislation, which includes any future amendments, may expose the Company to increased litigation and financial penalties, the outcome and impacts of which can be difficult to assess or quantify and may have a material adverse effect on the Company's business, reputation, financial condition, and results.
Special Note Regarding Currency, Financial Information and Production
This document should be read in conjunction with the Company's MD&A and unaudited interim consolidated financial statements (the "financial statements") for the three and six months ended June 30, 2026, and the Company's MD&A and audited consolidated financial statements for the year ended December 31, 2025. All dollar amounts are referenced in millions of Canadian dollars, except where noted otherwise. The Company's MD&A and financial statements for the three and six months ended June 30, 2026 have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (the "IFRS Accounting Standards").
Production volumes and per unit statistics are presented throughout this document and the Company's MD&A on a "before royalties" or "company gross" basis, and realized prices are net of blending and feedstock costs and exclude the effect of risk management activities. In addition, reference is made to crude oil and natural gas in common units called barrel of oil equivalent ("BOE"). A BOE is derived by converting six thousand cubic feet ("Mcf") of natural gas to one barrel ("bbl") of crude oil ("6 Mcf:1 bbl"). This conversion may be misleading, particularly if used in isolation, since the 6 Mcf:1 bbl ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. In comparing the value ratio using current crude oil prices relative to natural gas prices, the 6 Mcf:1 bbl conversion ratio may be misleading as an indication of value. In addition, for the purposes of this document and the Company's MD&A, crude oil is defined to include the following commodities: light and medium crude oil, primary heavy crude oil, Pelican Lake heavy crude oil, thermal bitumen, and SCO (including mining bitumen). Production on an "after royalties" or "company net" basis is also presented for information purposes only.
Additional information relating to the Company, including its Annual Information Form for the year ended December 31, 2025, is available on SEDAR+ at www.sedarplus.ca, and on EDGAR at www.sec.gov. Information in such Annual Information Form and on the Company's website does not form part of and is not incorporated by reference in this document and the Company's MD&A, dated August 5, 2026.

Canadian Natural Resources Limited	10	Three and six months ended June 30, 2026

ADVISORY
Special Note Regarding Non-GAAP and Other Financial Measures
This document includes references to non-GAAP and other financial measures as defined in National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure ("NI 52-112"). These financial measures are used by the Company to evaluate its financial performance, financial position, and cash flow and include non‑GAAP financial measures, non-GAAP ratios, total of segments measures, capital management measures, and supplementary financial measures. These financial measures are not defined by IFRS Accounting Standards and therefore are referred to as non‑GAAP and other financial measures. The non-GAAP and other financial measures used by the Company may not be comparable to similar measures presented by other companies and should not be considered an alternative to, or more meaningful than, the most directly comparable financial measure presented in the financial statements, as applicable, as an indication of the Company's performance. Descriptions of the Company's non-GAAP and other financial measures included in this document and the Company's MD&A and reconciliations to the most directly comparable GAAP measure, as applicable, are provided below as well as in the 'Non-GAAP and Other Financial Measures' section of the Company's MD&A for the three and six months ended June 30, 2026 dated August 5, 2026.
Free Cash Flow Allocation Policy
Free cash flow is a non-GAAP financial measure. The Company considers free cash flow a key measure in demonstrating the Company's ability to generate cash flow to fund future growth through capital investment, pay returns to shareholders and to repay or maintain net debt levels, pursuant to the free cash flow allocation policy.
The Company's free cash flow is used to determine the targeted amount of shareholder returns after dividends. The amount allocated to shareholders varies depending on the Company's net debt position.
Free cash flow is calculated as adjusted funds flow less dividends on common shares, net capital expenditures and abandonment expenditures. The Company targets to manage the allocation of free cash flow on a forward-looking annual basis, while managing working capital and cash requirements as needed.
In March 2026, the Board of Directors adjusted the allocation of free cash flow, effective January 1, 2026, as follows:
▪When net debt is at or above $16 billion, 60% of free cash flow will be allocated to direct shareholder returns in the form of share repurchases and 40% to the balance sheet.
▪When net debt is between $13 billion and $16 billion, 75% of free cash flow will be allocated to direct shareholder returns in the form of share repurchases and 25% to the balance sheet.
▪When net debt is at or below $13 billion, 100% of free cash flow will be allocated to direct shareholder returns in the form of share repurchases.
The Company's free cash flow for the three months ended June 30, 2026 and comparable periods is shown below:

	Three Months Ended
($ millions)	Jun 30 2026	Mar 31 2026	Jun 30 2025
Adjusted funds flow (1)	$6,866	$4,374	$3,262
Less: Dividends on common shares	1,304	1,224	1,233
Net capital expenditures (1)	2,405	2,028	1,915
Abandonment expenditures	182	247	193
Free cash flow	$2,975	$875	$(79)
(1)Non-GAAP Financial Measure. Refer to the 'Non-GAAP and Other Financial Measures' section of the Company's MD&A for the three and six months ended June 30, 2026 dated August 5, 2026.

Long-term Debt, net
Long-term debt, net (also referred to as net debt) is a capital management measure that is calculated as current and long-term debt less cash and cash equivalents.

($ millions)	Jun 30 2026	Mar 31 2026	Dec 31 2025	Jun 30 2025
Long-term debt	$17,144	$16,961	$16,617	$17,081
Less: cash and cash equivalents	2,618	808	673	102
Long-term debt, net	$14,526	$16,153	$15,944	$16,979

Canadian Natural Resources Limited	11	Three and six months ended June 30, 2026

Breakeven WTI Price
The breakeven WTI price is a supplementary financial measure that represents the equivalent US dollar WTI price per barrel where the Company's adjusted funds flow is equal to the sum of maintenance capital and dividends. The Company considers the breakeven WTI price a key measure in evaluating its performance, as it demonstrates the efficiency and profitability of the Company's activities. The breakeven WTI price incorporates the non-GAAP financial measure adjusted funds flow as reconciled in the 'Non-GAAP and Other Financial Measures' section of the Company's MD&A. Maintenance capital is a supplementary financial measure that represents the capital required to maintain annual production at prior period levels.
Capital Budget
Capital budget (or capital forecast) is a forward-looking non-GAAP financial measure. Annual budgets are developed and scrutinized throughout the year and can be changed, if necessary, in the context of price volatility, project returns, and the balancing of project risks and time horizons.
The capital budget (or capital forecast) excludes abandonment expenditures related to the execution of the Company's abandonment and reclamation programs in North America and the North Sea. The Company currently carries an Asset Retirement Obligation ("ARO") liability on its balance sheet for these forecasted future expenditures. Abandonment expenditures are reported before the impact of current income tax recoveries in Canada and the UK portion of the North Sea. The Company is eligible to recover interest related to tax recoveries in the North Sea.
Capital Efficiency
Capital efficiency is a supplementary financial measure that represents the capital spent to add new or incremental production divided by the current rate of the new or incremental production. It is expressed as a dollar amount per flowing volume of a product ($/bbl/d or $/BOE/d). The Company considers capital efficiency a key measure in evaluating its performance, as it demonstrates the efficiency of the Company's capital investments.

Canadian Natural Resources Limited	12	Three and six months ended June 30, 2026

CONFERENCE CALL
Canadian Natural Resources Limited (TSX-CNQ / NYSE-CNQ) will be issuing its 2026 Second Quarter Earnings Results on Thursday, August 6, 2026 before market open.
A conference call will be held at 9:00 a.m. MT / 11:00 a.m. ET on Thursday, August 6, 2026.
Dial-in to the live event:
North America 1-800-717-1738 / International 001-289-514-5100.
Listen to the audio webcast:
Access the audio webcast on the home page of our website, www.cnrl.com.
Conference call playback:
North America 1-888-660-6264 / International 001-289-819-1325 (Passcode: 92759#)
Canadian Natural is a senior crude oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore Africa.

CANADIAN NATURAL RESOURCES LIMITED T (403) 517-6700 F (403) 517-7350 E ir@cnrl.com 400 4 Avenue S.W. Calgary, AB T2P 0J4 www.cnrl.com

SCOTT G. STAUTH President VICTOR C. DAREL Chief Financial Officer LANCE J. CASSON Manager, Investor Relations Trading Symbol - CNQ Toronto Stock Exchange New York Stock Exchange

Canadian Natural Resources Limited	13	Three and six months ended June 30, 2026